SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 26 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     ☑       Form 40-F      ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      ☐      No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Agenda for the Extraordinary General Meeting to be held on November 25, 2009, dated October 26, 2009.

This document does not constitute an offer or an invitation to subscribe for or purchase any (bearer depositary receipts of) shares in our capital or any subscription rights with respect thereto.
Notice to U.S. Persons
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. If and when the rights offering is launched, ING will arrange to send you the prospectus it expects to file with the Securities and Exchange Commission if you request it by writing to ING Group Investor Relations, Location code IH 07.362, P.O. Box 810, 1000 AV Amsterdam, the Netherlands or by calling +31 20 5415460.

AGENDA
TO THE HOLDERS OF SHARES AND OF DEPOSITARY RECEIPTS FOR SHARES OF ING GROEP N.V.
ING Groep N.V. (the ‘Company’) will hold an extraordinary General Meeting on Wednesday, November 25, 2009 at 2.00 p.m. in the Elicium building of the Amsterdam RAI, Europaplein 22, 1078 GZ Amsterdam, the Netherlands.
AGENDA

1.	Opening remarks and announcements.
2.	A.	Strategy (discussion item).

	B.	Approval of a resolution of the Executive Board regarding an important change of the identity or the character of the company or the enterprise (voting item).
3.	Authorization to issue ordinary shares and to exclude the pre-emptive rights (voting item).
4.	Closing.
As of today, the agenda with notes and the announcements required by law and the Articles of Association is available to shareholders, holders of depositary receipts and others entitled to attend the meeting:
•	on the website of the Company (www.ing.com/ads);
•	at the Company’s head office, Amstelveenseweg 500, 1081 KL Amsterdam, the Netherlands, where this document is available for inspection. Copies of this document can be obtained free of charge from this address.
Questions on items on the agenda of the meeting may be submitted on the Company’s website (www.ing.com/ads) or by telephone, number +31 20 5415419.
The explanation to the agenda items is set out below.

Amsterdam, October 26, 2009
THE EXECUTIVE BOARD	THE SUPERVISORY BOARD
See pages 6 for information on attending the meeting and voting rights.

Shareholders and holders of depositary receipts who wish to exercise their voting rights at the meeting are requested to report to the Registration Desk before the meeting commences (2.00 p.m.) to allow a correct registration of the votes that will be cast during the meeting. The Registration Desk closes at 2.00 p.m.
This meeting will be webcast on the ING Group website, www.ing.com

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EXPLANATION OF THE AGENDA ITEMS
AGENDA ITEM 2A. STRATEGY (DISCUSSION ITEM).
For more information on this agenda item, please refer to the background information available on the website of the Company (www.ing.com/ads).
AGENDA ITEM 2B. APPROVAL OF A RESOLUTION OF THE EXECUTIVE BOARD REGARDING AN IMPORTANT CHANGE OF THE IDENTITY OR THE CHARACTER OF THE COMPANY OR THE ENTERPRISE (VOTING ITEM).
Approval is being sought of the resolution of the Executive Board regarding the divestment of all insurance (including investment management) operations. Pursuant to article 107a, paragraph 1 of Book 2 of the Dutch Civil Code and article 22, paragraph 2 of the Articles of Association, this resolution is subject to approval of the General Meeting.
EXPLANATION
As a consequence of the new strategy discussed and explained under agenda item 2A, the Executive Board has, subject to the approval of the General Meeting, resolved to divest all insurance operations, including the investment management operations. This strategic decision will be implemented by decisions to divest specific existing insurance and investment management operations, which will be taken in the future.
These future decisions may also be subject to approval of the General Meeting pursuant to article 107a, paragraph 1 under c of the Dutch Civil Code and/or article 22, paragraph 2 under c of the Articles of Association, depending on the value of the participation to be divested compared to the total value of the assets of the Company. Should this be the case, then these decisions will also be submitted to the General Meeting for its approval.
For more information on this proposal, please refer to the background information available on the website of the Company (www.ing.com/ads).
The Supervisory Board has approved this Executive Board resolution and recommends that the General Meeting adopts this proposal.
AGENDA ITEM 3. AUTHORIZATION TO ISSUE ORDINARY SHARES AND TO EXCLUDE THE PRE-EMPTIVE RIGHTS (VOTING ITEM).
It is proposed to appoint the Executive Board as the corporate body authorized, upon approval of the Supervisory Board, to adopt a resolution to issue, within the limits set by the authorized share capital, such number of ordinary shares as will be needed to raise an amount of up to seven billion five hundred million euros (EUR 7,500,000,000) and to exclude applicable pre-emptive rights. The maximum number of ordinary shares that can be issued pursuant to this authorization shall be equal to the total number of unissued ordinary shares forming part of the authorized share capital as it

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currently exists, taking into account any authorizations already in force. Pursuant to this authorization, ordinary shares may be issued without pre-emptive rights of existing shareholders. However, holders of existing ordinary shares, other than Stichting ING Aandelen (ING Trust Office), and holders of existing bearer depositary receipts will be granted similar rights to subscribe for depositary receipts for ordinary shares exercisable subject to applicable securities laws and regulations. This authorization applies to the period ending on October 27, 2010 and does not supersede the authorization granted by the General Meeting of April 27, 2009. The latter authorization shall therefore continue in full effect, insofar unused.
EXPLANATION
As announced on October 26, 2009, the Company intends to raise capital for an aggregate amount of up to EUR 7.5 billion by means of an issue of bearer depositary receipts for ordinary shares.
The above special authorization is being sought because the number of underlying ordinary shares necessary for this issue is expected to exceed the number of shares for which the Executive Board was authorized by the General Meeting of April 27, 2009. The latter authorization may also be used for the presently proposed EUR 7.5 billion capital raise and shall continue in full effect, insofar unused.
It is the Company’s intention to offer new bearer depositary receipts of Stichting ING Aandelen (ING Trust Office) (including American depositary shares) in respect of the ordinary shares through:
(1)	a rights offering in which holders of existing bearer depositary receipts in respect of its ordinary shares (including existing holders of American depositary shares) and existing holders of ordinary shares (other than Stichting ING Aandelen (ING Trust Office) will receive rights entitling them to subscribe for new American depositary shares or new bearer depositary receipts in respect of new ordinary shares; and
(2)	a global offering in which new bearer depositary receipts of new ordinary shares for which rights not have been validly exercised during the rights exercise period may be sold.
The offer will be made in the case of the rights offering mentioned under (1), by way of (i) public offerings in The Netherlands, Belgium, Luxembourg, the United Kingdom and certain other member states of the EEA as determined by the Company, (ii) private placements to certain institutional investors outside the United States of America, and (iii) a public offering in the United States under the Securities Act of 1933; and in the case of the global offering mentioned under (2), by way of (i) private placements to certain institutional investors outside the United States of America and (ii) a public offering in the United States under the Securities Act of 1933.

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In view of the structure of this public offering, the applicable pre-emptive rights (voorkeursrechten) to the underlying issue of ordinary shares will be excluded and replaced by the subscription rights as mentioned above.
The proceeds of this issue will be used to repurchase five hundred million core Tier 1 securities with an aggregate issue price of EUR 5 billion from the Dutch State and to strengthen the Company’s capital base.
Publication of the prospectus for this public offering is expected on November 27, 2009.
For more information on the intended raise of capital, please refer to the separate background information available on the website of the Company (www.ing.com/ads).
The Supervisory Board has approved the proposal to authorize the Executive Board and recommends that the General Meeting adopts this proposal.

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ATTENDING THE MEETING AND EXERCISING VOTING RIGHTS
Only holders of American depositary shares (ADS) who were ADS holders on the Record date November 2, 2009, are eligible to attend the meeting and to exercise voting rights.
Any holder of ADSs who wishes to attend the meeting in the Netherlands should contact the JPMorgan Service Centre on +1 (302) 552 0268 no later than November 19, 2009, 5.00 p.m. US EST time. A holder of ADSs will be entitled to attend the meeting if he/she held such shares on the US Record Date (November 2, 2009).
Registered ADS holders of ING Groep N.V. as of November 2, 2009, are asked to complete and return the distributed proxy card to the depositary by 12.00 p.m. (EST) November 19, 2009. A pre-paid envelope is supplied for this purpose.
ADS holders are requested to contact the JPMorgan Service Centre at +1 (302) 552 0268 for further assistance.
Those ADS holders not holding via JPMorgan in nominee form are asked to contact their Custodian Bank or Broker to exercise their voting rights.

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HOW TO REACH THE AMSTERDAM RAI
Amsterdam RAI
Elicium building
Europaplein 22
1078 GZ Amsterdam
The Netherlands
BY PUBLIC TRANSPORT
From Amsterdam Central Station you can take tram 4 (tram stop Europaplein).
The Amsterdam RAI can also be reached by metro lines 50 and 51 which stop at the Amsterdam RAI railway station.
The Elicium building of the Amsterdam RAI is within 7 minutes walking distance from the Amsterdam RAI railway station.
BY CAR
When approaching Amsterdam, traffic signs on the A1, A2 and A4 will lead you to the Amsterdam RAI. The Amsterdam RAI is located directly along the ring road around Amsterdam (A10-Zuid), exit S109. To park please follow the signs P1/P2/P3. You will then be directed to the Elicium building.
ING Groep N.V.
Commercial Register of Amsterdam, no. 33231073
Head office: Amstelveenseweg 500, 1081 KL Amsterdam
P.O. Box 810, 1000 AV Amsterdam
The Netherlands
Internet: www.ing.com

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: October 26, 2009